UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2016

Commission File Number 1-14840

AMDOCS LIMITED

Hirzel House, Smith Street,

St. Peter Port, Island of Guernsey, GY1 2NG

Amdocs, Inc.

1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F   ☑             FORM 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES   ☐     NO   ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Submission of Matters to a Vote of Security Holders.

Voting Results.

At the 2016 Annual General Meeting of Shareholders of Amdocs Limited (the “Company”) held on February 3, 2016, the proposals listed below were submitted to a vote of the Company’s shareholders. The proposals are described in the Company’s proxy statement for the 2016 Annual General Meeting of Shareholders.

Proposal 1 – The election of eleven nominees to the Company’s Board of Directors each for a term of one year.

The 11 nominees named in the proxy statement were elected to serve as directors until the Company’s 2017 Annual General Meeting of Shareholders. Information as to the vote on each director standing for election is provided below:

Nominee	Votes For	Votes Against	Votes Abstaining	Broker Non-Votes
Robert A. Minicucci	122,995,666	3,383,685	1,473,776	55,756
Adrian Gardner	122,033,488	3,335,443	2,484,197	55,755
John T. McLennan	123,598,990	3,337,962	916,175	55,756
Simon Olswang	122,680,590	2,687,910	2,484,627	55,756
Zohar Zisapel	124,492,675	2,444,456	915,997	55,755
Julian A. Brodsky	124,884,658	2,052,188	916,281	55,756
Clayton Christensen	98,697,693	28,219,655	935,779	55,756
Eli Gelman	124,554,436	2,384,221	914,470	55,756
James S. Kahan	122,705,559	4,232,621	914,947	55,756
Richard T.C. LeFave	125,874,708	1,061,605	916,815	55,755
Giora Yaron	125,865,524	1,071,802	915,801	55,756

Proposal 2 – The approval of an increase in the dividend rate under the Company’s quarterly cash dividend program from $0.17 per share to $0.195 per share.

The shareholders approved an increase in the dividend rate under the Company’s quarterly cash dividend program from $0.17 per share to $0.195 per share. The voting results were as follows:

Votes For	Votes Against	Votes Abstaining	Broker Non-Votes
126,941,738	2,384	909,008	55,753

Proposal 3 – The approval of the Company’s Consolidated Financial Statements for the fiscal year ended September 30, 2015.

The shareholders approved the Company’s Consolidated Financial Statements for the fiscal year ended September 30, 2015. The voting results were as follows:

Votes For	Votes Against	Votes Abstaining	Broker Non-Votes
126,346,674	13,183	1,493,272	55,754

Proposal 4 – The ratification and approval of the appointment of Ernst & Young LLP as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2016, and until the next annual general meeting, and authorization of the Audit Committee of the Board of Directors to fix the remuneration of such independent registered public accounting firm in accordance with the nature and extent of its services.

The shareholders ratified and approved the appointment of Ernst & Young LLP as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2016, and until the next annual general meeting, and authorized the Audit Committee of the Board of Directors to fix the remuneration of such independent registered public accounting firm in accordance with the nature and extent of its services. The voting results were as follows:

Votes For	Votes Against	Votes Abstaining	Broker Non-Votes
125,106,729	1,894,000	908,154	0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMDOCS LIMITED

By:	/s/ Matthew E. Smith
Matthew E. Smith
Secretary and Authorized Signatory

Date: February 5, 2016